Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

October 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie
Margaret Schwartz
Michael Fay
Al Pavot

Re:	A SPAC I Mini Acquisition Corp. Amendment No. 4 to Draft Registration Statement on Form F-4
Submitted on September 29, 2023
CIK No. 0001981662

Ladies and Gentlemen:

On behalf of our client, A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 4 to Draft Registration Statement on Form F-4 submitted on September 29, 2023 (the “Draft Registration Statement”) contained in the Staff’s letter dated October 11, 2023 (the “Comment Letter”).

The Company has filed via EDGAR the Registration Statement on Form F-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 4 to Draft Registration Statement on Form F-4

Proposal No. 2 - The Acquisition Merger Proposal

Operational Projections and Assumptions, page 120

1.	We note your disclosure that recent developments have caused a significant likelihood that NewGenIvf’s actual results over the time periods and under the scenarios covered by the projections would be materially different. We also note that NewGenIvf has not updated its projections at this time. In light of these changed circumstances, please explain to us what consideration you have given to requesting that NewGenIvf update its projections. In addition, please revise your MD&A to discuss in depth these changes in circumstances. Refer to Item 5.A, B and D of Form 20-F. We may have further comment after review of the updated NewGenIvf financial statements that are now required.

COMPANY RESPONSE: As disclosed in the Registration Statement, while presented with numerical specificity, financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to NewGenIvf’s business, all of which are difficult to predict and many of which are beyond NewGenIvf’s and ASCA’s control. In addition, NewGenIvf is not under any contractual obligation to update its projections, and does not intend to do so in the future once it is a publicly reporting company. NewGenIvf prepared the projections for the purposes of developing a valuation in connection with this business combination.

As such, given the inherent significant uncertainties, contingencies and continuous developments which may materially affect the financial projections, the Company and NewGenIvf believe that updating the projections may not be meaningful and therefore, NewGenIvf has not updated its financial projections.

The Company has also revised the disclosure on pages 53, 77, 120-121 and 183-185 of the Registration Statement in response to the Staff’s comment.

2.	We note your statements here concerning the change in circumstances since the forecasts were prepared. Please revise your Selected Financial Analyses discussion starting on page 124 to reflect any similar considerations.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 198

3.	We note your expanded disclosure in response to prior comment 4. Please also (i) quantify the number of outstanding warrants and any other securities that were not included in the computation of diluted EPS because to do so would have been antidilutive and (ii) disclose in adjustment (EE) the pertinent terms of the warrants and any other securities (e.g., exercise prices, exercisability provisions, expiration dates, terms, etc.).

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 206 and 208 of the Registration Statement.

4.	We note your revised disclosure in response to prior comment 5. Please also address whether the Earnout Shares will result in the recognition of a financial instrument that is classified as a liability recognized at fair value with changes in fair value reflected in earnings or a financial instrument classified as equity with no subsequent remeasurement. Provide us any additional analysis to support your accounting and any related pro forma adjustments. If you do not believe a pro forma adjustment or accounting recognition is required for the Earnout Shares, describe this reasoning, accordingly.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 200, 206 and 208 of the Registration Statement.

The Earnout Shares will be recognized at fair value upon the closing of the Business Combination and classified in stockholders’ equity since the Earnout Shares are indexed to the Company’s own stock and meet all requirements for equity classification per ASC 815-40, Contracts in Entity’s Own Equity. Because the Business Combination is accounted for as a reverse recapitalization, the issuance of the Earnout Shares will be treated as a deemed dividend and since the Company does not have retained earnings, the issuance will be recorded within additional-paid-in-capital and have a net nil impact on additional-paid-in-capital. The unaudited pro forma condensed combined financial statements do not reflect pro forma adjustments related to the recognition of the Earnout Shares because there is no net impact on stockholders’ equity on a pro forma combined basis.

Financial Statements of NewGenIvf Limited

Consolidated Balance Sheets, page F-44

5.	We note your revised disclosure in response to prior comment 6 that the dividends remain subject to the discretion of and approval by the board of directors and shareholders of NewGenIvf after their review of all relevant circumstances including NewGenIvf’s financial results for the period ended and as of June 30, 2023. This new disclosure appears inconsistent with your prior representation that the $.7 million dividend had already been approved by the Board of Directors of NewGenIvf. It also remains unclear how Board approval is substantially different from shareholder approval since both groups appear to be controlled by Mr. Siu and his spouse. Please revise as previously requested.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 192 and 239 of the Registration Statement.

Exhibits

6.	Please revise to ensure each exhibit is text-searchable. Refer to Item 301 of Regulation ST.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has ensured that each exhibit filed with the Registration Statement is text-searchable.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Claudius Tsang

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